January 9, 2007

Mr. Paul Cline, Senior Accountant

Division of Corporation Finance

Securities and Exchange Commission

Washington, DC 20549

Mail Stop 4561

Re:	First Citizens BancShares, Inc.

Form 10-K for Fiscal Year Ended December 31, 2005

Forms 10-Q for Fiscal 2006

Dear Mr. Cline:

This letter is a response to your December 21, 2006 inquiry addressed to Mr. Lewis R. Holding, Chairman and Chief Executive Officer of First Citizens BancShares, Inc. (‘BancShares’ or ‘Registrant’).

Derivative Financial Instruments

Disclosure from the Form 10-Q for the period ended June 30, 2006:

‘Derivative Financial Instruments

During the second quarter of 2006, BancShares entered into an interest rate swap that synthetically converts the variable interest rate on trust preferred securities issued in 2006 to a fixed rate. The interest rate swap is a derivative financial instrument that qualifies as a cash flow hedge under Statement of Financial Accounting Standards No. 133 Accounting for Derivative Instruments and Hedging Activities (Statement 133). The initial assessment required under Statement 133 concluded that there was no ineffectiveness for this interest rate swap, and there was no fair value at the inception of the swap. Subject to periodic effectiveness testing over the five-year life of the swap, any change in fair value related to the effective portion of the swap will be recorded in other comprehensive income. Any change in fair value related to the ineffective portion of the swap will be reported in earnings.’

Nature and Terms of the Interest Rate Swap and the Trust Preferred Securities

The following table compares the nature and terms of the interest rate swap and the trust preferred securities to which the swap relates.

Mr. Paul Cline

January 8, 2007

Attribute	Trust Preferred Securities	Interest Rate Swap
Notional amount	$115,000,000	$115,000,000
Effective/issue date	5-18-06	6-30-06
Termination/maturity date	Mature 6-30-2026; callable after 6-30-2011	6-30-2011
Interest rate	Registrant pays a variable interest rate	Registrant receives a variable interest rate and pays a fixed interest rate
Index	3-month LIBOR	3-month LIBOR
Fixed spread to index	175 basis points	175 basis points
Repricing frequency	Quarterly	Quarterly
Deferral option exists?	Yes	Yes
Permitted duration of interest deferral period	20 quarters	20 quarters
Right to subsequent deferral periods after payment of previously deferred interest?	Yes	Yes

Specific to your inquiry regarding deferral provisions, Section 3.9(a) of the Junior Subordinated Debenture provides that:

‘So long as no Event of Default pursuant to Sections 5.1(c), (e) or (f) has occurred and is continuing, the Company shall have the right, at any time and from time to time during the term of the Security, to defer the payment of interest on the Securities for a period of up to twenty (20) consecutive quarterly interest payment periods (each such period, an “Extension Period”), during which Extension Period(s), the Company shall have the right to make no payments or partial payments of interest on any Interest Payment Date (except any Additional Tax Sums that otherwise may be due and payable). No Extension Period shall end on a date other than an Interest Payment Date and no Extension Period shall extend beyond the Stated Maturity of the principal of the Securities. No interest shall be due and payable during an Extension Period, except at the end thereof, but each installment of interest that would otherwise have been due and payable during such Extension Period shall bear Additional Interest (to the extent payment of such interest would be legally enforceable) at a variable rate per annum, reset quarterly, equal to LIBOR plus 1.75%, compounded quarterly, from the dates on which amounts would have otherwise been due and payable until paid or until funds for the payment thereof have been made available for payment. At the end of any such Extension Period, the Company shall pay all interest then accrued and unpaid on the Securities together with such Additional Interest. Prior to the termination of any such Extension Period, the Company may extend such Extension Period and further defer the payment of interest; provided, that (i) all such previous and further extensions comprising such Extension Period do not

Mr. Paul Cline

January 8, 2007

exceed twenty (20) quarterly interest payment periods, (ii) no Extension Period shall end on a date other than an Interest Payment Date and (iii) no Extension Period shall extend beyond the Stated Maturity of the principal of the Securities. Upon the termination of any such Extension Period and upon the payment of all accrued and unpaid interest and any Additional Interest then due on any Interest Payment Date, the Company may elect to begin a new Extension Period; provided, that (i) such Extension Period does not exceed twenty (20) quarterly interest payment periods, (ii) no Extension Period shall end on a date other than an Interest Payment Date and (iii) no Extension Period shall extend beyond the Stated Maturity of the principal of the Securities. The Company shall give (i) the Holders of the Securities, (ii) the Trustee, (iii) the Property Trustee and (iv) any beneficial owner of the Preferred Securities reasonably identified to the Company (which identification may be made either by such beneficial owner or by the Placement Agent or the Purchaser) written notice of its election to begin any such Extension Period at least five (5) Business Days prior to the next succeeding Interest Payment Date on which interest on the Securities would be payable but for such deferral.’

Section 2(c) of the swap agreement provides that:

‘Deferral Provisions: If payment is deferred on the $115,000,000 FCB/NC Capital Trust III (FCB CT III) trust preferred securities issued on May 18, 2006 (“Underlying Security”), then Counterparty will defer payment of its Fixed Payment to SunTrust. SunTrust will defer payment of its Floating Payment to Counterparty during the same period. The Counterparty will notify SunTrust within one New York Business Day after its election to make any such deferral. The period of such deferral (the “Deferred Period”) by the Counterparty may not exceed 20 consecutive quarterly periods (“Extension Period”). Upon the termination of any such Extension Period and payment of the deferred and accrued interest by the Counterparty on the Underlying Security, then all deferred payments and accrued interest on the Swap Transaction will become due and payable. Counterparty may then elect to begin a new Extension Period. No extension Period may extend beyond the Termination Date.

Evaluation of Ineffectiveness at Inception of the Swap

Prior to the execution of the swap agreement, we evaluated the swap pursuant to accounting principles generally accepted in the United States of America, particularly considering the provisions of Statement of Financial Accounting Standards No. 133 Accounting for Derivative Instruments and Hedging Activities (Statement 133).

Based on this analysis, we concluded that a derivative exists under Statement 133 and that the derivative is properly classified as a cash flow derivative. The initial test of effectiveness concluded that the derivative was highly effective. We employed the

Mr. Paul Cline

January 8, 2007

change in variable cash flows method as our initial test of effectiveness. This analysis compared the cash flow of the hedged item (the trust preferred securities) to the hedge (the swap). The ratio of the two items was 1.00, which indicates an ideal correlation. Due to uncertainty surrounding the use of the ‘short cut’ method of accounting for derivatives at the time we were conducting our research, we elected to adopt the ‘long-haul’ method to account for the interest rate swap.

For purposes of the quarterly effectiveness testing, we elected to adopt the change in variable cash flows method. Given the structure of the swap agreement to mirror the relevant terms of the trust preferred securities, our subsequent evaluations of effectiveness have continued to confirm the effectiveness of the swap agreement. Therefore, all changes in the swap’s fair value have been reported as a component of other comprehensive income.

Impact of Deferral Options on Effectiveness

As discussed previously, we negotiated the terms of the swap agreement to duplicate the terms of the trust preferred securities in order to achieve a highly effective hedge relationship. This included the terms related to the interest deferral option. Although we believe the swap will remain fully effective, we have elected to follow the ‘long-haul’ method of accounting for the derivative.

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in our filings under the Securities Exchange Act of 1934. We acknowledge that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings. We further acknowledge that we may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, please feel free to contact me at 919/716-7336 or at ken.black@firstcitizens.com or John Gray, Manager of Financial Reporting at 919/716-7337 or john.gray@firstcitizens.com.

Sincerely,

/s/ Kenneth A. Black
Kenneth A. Black
Chief Financial Officer